FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number 000-21919

DF CHINA TECHNOLOGY INC.

(Translation of registrant’s name into English)

14066 Catalina Street
San Leandro, California 94577
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Disposition of Assets

     On January 26, 2004, DF China Technology Inc. (the “Company”), a company incorporated in the British Virgin Islands (“BVI”), entered into an agreement (the “Agreement”) with Gumption Trading Ltd. (“GTL”), a company incorporated in the BVI, to sell certain of its paper manufacturing assets. Pursuant to the Agreement, the Company sold to GTL (i) all of the shares of the Company’s wholly owned subsidiaries DE Paper Guangdong, Guangdong Dransfield Paper Ltd., DF Paper Jiangsu Limited and Jiangsu Dransfield Paper Co. Ltd., and (ii) certain of the assets of the Company’s subsidiary in Conghua, Guangzhou Dransfield Paper Limited (the “Sale”). For such purchase, GTL paid to the Company a nominal aggregate amount of HK$5 and assumed all of the liabilities related to such subsidiaries and assets. This transaction closed on January 28, 2004.

     The Company entered into the Sale primarily to reduce its liabilities and debts. Subsequent to closing the transaction, the Company’s net assets were reduced to approximately US$454,797 (representing a net asset value of approximately US$0.017 per share) compared to net assets of approximately US$2.55 million (representing a net asset value of approximately US$0.128 per share) as of March 31, 2003.

     In connection with the preparation of its Annual Report on Form 20-F and after consultation with its legal counsel in the BVI, the Company was informed that it should have sought and received shareholder approval prior to entering into the Sale due to the fact that the combined assets being sold by the Company at such time exceeded fifty percent (50%) of its total assets. The Company has engaged BVI counsel and U.S. counsel to prepare the documents required to obtain the approval of its shareholders at a special meeting to ratify the transaction into which it entered with GTL. Pursuant to the laws of the BVI, upon the Company receiving approval from a majority of its shareholders, the transaction with GTL will be ratified and approved as if such shareholder approval had been received prior to the execution of the Agreement. Section 83 of the International Business Companies Act (Cap. 291) of the BVI provides dissenters rights for those shareholders of the Company who held their shares at the time of the GTL transaction and exercise their right to dissent from the transaction entitling them to receive fair value for their shares.

Shareholder Correspondence

     The Company has received letters from three of the investors in its February 2004 private placement stating their desire to rescind their purchase of an aggregate of 11,200,000 shares in light of the Company’s subsequent receipt of a delisting notice from Nasdaq in March 2004. While the Company believes, based on the advice of counsel, that the Company does not have a legal obligation under the placement documents to refund the investors’ purchase, the Company is currently evaluating possible courses of action in response to the letters, including the possibility of returning all or a portion of their investment.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DF CHINA TECHNOLOGY INC.
Date: November 5, 2004	By:	/s/ Zhou Li Yang
	Name:	Zhou Li Yang
	Title:	Executive Director

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